Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-198847

Prospectus Supplement No. 1
(To Prospectus filed on July 6, 2015)

ENUMERAL BIOMEDICAL HOLDINGS, INC.

This Prospectus Supplement No. 1 supplements the information contained in the Prospectus, dated as of July 6, 2015, relating to the resale of up to 52,154,760 shares of our common stock by selling stockholders.

This Prospectus Supplement No. 1 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on July 14, 2015.

You should read this Prospectus Supplement No. 1 in conjunction with the Prospectus. This Prospectus Supplement No. 1 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 1 is not complete without, and may not be utilized except in connection with, the Prospectus.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 14, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 14, 2015

Enumeral Biomedical Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-55415	99-0376434
(State or Other Jurisdiction	(Commission File	(I.R.S. Employer
of Incorporation)	Number)	Identification Number)

200 CambridgePark Drive, Suite 2000
Cambridge, Massachusetts	02140
(Address of Principal Executive Offices)	(Zip Code)

(617) 945-9146

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On July 14, 2015, Enumeral Biomedical Holdings, Inc. (“Enumeral”) issued a press release to report progress in its PD-1, TIM-3 and other pipeline research and development programs. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Enumeral also intends to distribute a letter to Enumeral stockholders of record to provide an update on Enumeral’s activities over the last year. A copy of the stockholder letter is attached hereto as Exhibit 99.2 and incorporated herein by reference. A copy of the stockholder letter is also available on Enumeral’s website at www.enumeral.com.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description

99.1	Press Release dated July 14, 2015.

99.2	Letter to Enumeral Biomedical Holdings, Inc. Stockholders dated July 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

Dated: July 14, 2015	By:	/s/ Kevin G. Sarney
		Name:	Kevin G. Sarney
		Title:	Vice President of Finance, Chief Accounting Officer and Treasurer

Exhibit 99.1

Enumeral Announces Progress in PD-1,

TIM-3 and Other Pipeline Programs

CAMBRIDGE, Mass.—July 14, 2015—Enumeral Biomedical Holdings, Inc. (OTCQB: ENUM), today announced recent progress in its PD-1 antibody program. Enumeral also provided an update on the progress of additional programs in the Company’s R&D pipeline, including its TIM-3 antibody program.

Enumeral has identified antibodies that appear to bind to PD-1 in a manner different from that of currently marketed anti-PD1 antibodies, while retaining activity in cell-based assays. The Company has isolated more than 300 sequences of PD-1 binding antibodies from primary B cells in its PD-1 program. The Company’s bioinformatics analysis of sequences indicates that these antibodies are diverse, falling into 26 distinct clades, or families, that bind to PD-1. Enumeral has advanced six lead clones into pre-clinical characterization, four of which are undergoing humanization. The Company anticipates that the humanization process will be completed by the end of the third quarter of 2015, which will enable initiation of cell line development for IND-enabling studies.

“We believe that such differentiated antibodies might elicit desirable cellular immune responses among subsets of tumor infiltrating lymphocytes (TILs) that differ from those observed with competitor antibodies against the same target,” said Cokey Nguyen, Ph.D., Enumeral’s Vice President of Research and Development. “This identification of differentiated binding to a validated target is an exciting discovery, and we are now in the process of more fully characterizing these antibodies using our proprietary human biopsy-based immuno-profiling platform. Our longer-term goal is to determine if these antibodies have utility in treating different types of tumors than those treated by currently marketed drugs, as well as whether such antibodies may increase initial response rates among patients who fail in other therapies.”

In Enumeral’s TIM-3 program, the Company has isolated 180 screening hits and has sequenced 88 TIM-3 binding antibodies to date, and its screening efforts are ongoing. Enumeral’s bioinformatics analysis indicates desirable diversity, with the antibodies falling into 17 unique clades that bind to TIM-3. Enumeral plans to apply its unique approach to cellular immune response profiling to further understand the utility of these different antibodies for modulation of different TILs. The Company believes antibodies that block TIM-3 may potentiate anti-cancer immune responses, either as a monotherapy or in combination with other therapies, including other immune checkpoint-targeted drugs. The Company currently anticipates nominating lead clones by the end of the third quarter 2015, and beginning the humanization process by the end of this year.

Enumeral also noted that it is engaged in ongoing antibody screening in its LAG-3, OX40, and VISTA programs. Using human biopsy samples, the Company intends to validate antibody blocking effects against these targets, and then assess potential monotherapy or combination therapy regimens using our proprietary antibodies.

“We are very excited by the recent developments in our internal pipeline, particularly with respect to our PD-1 program,” said Arthur H. Tinkelenberg, Ph.D., President and Chief Executive Officer of Enumeral. “We are currently pursuing the therapeutic implications of our potentially different classes of antibodies using our ex vivo human immuno-oncology profiling platform, and we look forward to reporting on our continued progress in the months ahead.”

About Enumeral

Enumeral is a biopharmaceutical company discovering and developing novel antibody immunotherapies that help the immune system fight cancer and other diseases. The Company is building a pipeline focused on next-generation checkpoint modulators, with initial targets including PD-1, TIM-3, LAG-3, OX40, and VISTA. In developing these agents, Enumeral’s researchers apply a proprietary immune profiling technology platform that measures functioning of the human immune system at the level of individual cells, providing key insights for candidate selection and validation. For more information on Enumeral, please visit www.enumeral.com.

Forward Looking Statements Disclosure

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements reflect current beliefs of Enumeral Biomedical Holdings, Inc. (“Enumeral”) with respect to future events and involve known and unknown risks, uncertainties, and other factors affecting operations, market growth, Enumeral’s stock price, services, products and licenses. No assurances can be given regarding the achievement of future results, and although Enumeral believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, actual results may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, performance or achievements, or industry results to differ materially from those contemplated by such forward-looking statements include, among others, the risks that (a) Enumeral’s expectations regarding market acceptance of the Company’s business in general and the Company’s ability to penetrate the antibody discovery and development fields in particular, as well as the timing of such acceptance, (b) Enumeral’s ability to attract and retain management with experience in biotechnology and antibody discovery and similar emerging technologies, (c) the scope, validity and enforceability of Enumeral’s and third party intellectual property rights, (d) Enumeral’s ability to raise capital when needed and on acceptable terms and conditions, (e) Enumeral’s ability to comply with governmental regulation, (f) the intensity of competition, (g) changes in the political and regulatory environment and in business and fiscal conditions in the United States and overseas and (h) general economic conditions.

More detailed information about Enumeral and risk factors that may affect the realization of forward-looking statements, including forward-looking statements in this press release, is set forth in Enumeral’s filings with the Securities and Exchange Commission. Enumeral urges investors and security holders to read those documents free of charge at the Commission’s website at http://www.sec.gov. Forward-looking statements speak only as to the date they are made, and except for any obligation under the U.S. federal securities laws, Enumeral undertakes no obligation to publicly update any forward-looking statement as a result of new information, future events or otherwise.

Contacts

Burns McClellan, Inc., on behalf of Enumeral Biomedical Holdings

Investors

Steve Klass, 212-213-0006

sklass@burnsmc.com

or

Media

Justin Jackson, 212-213-0006, ext. 327

jjackson@burnsmc.com

Exhibit 99.2

July 14, 2015

Dear Fellow Shareholders:

As we mark the midpoint of 2015, we wanted to provide you with an update on the company’s recent progress and share some exciting developments in our research and development programs that we reported earlier this week.

As you know, the Enumeral team is focused on applying our proprietary platform technology to advance the discovery and development of novel immunotherapies for the treatment of cancer and other diseases. The concept of immunotherapy was first advanced more than a century ago, and it has made significant progress in recent years with the marketing approval for therapeutic use of antibodies that modulate the proteins CTLA-4 (Bristol Myers Squibb’s Yervoy®) and PD-1 (Merck’s Keytruda® and BMS’s Opdivo®) on the surface of lymphocytes. The drugs targeting PD-1, which is a well-established target in immuno-oncology, have been approved for the treatment of advanced unresectable or metastatic melanoma and squamous non-small cell lung cancer (NSCLC) that have progressed on prior therapies. In addition, approval is being sought for broader NSCLC and other indications, including combination therapies. These drugs have demonstrated that anti-tumor responses can be elicited in some patients by blocking the negative signals that cancer utilizes to shut down the normal human immune response. However, a challenge remains as researchers seek to determine why certain patients, or certain types of cancer, are nonresponsive to current therapies.

In our PD-1 antibody program, we have isolated more than 300 sequences of PD-1 binding antibodies from primary B cells. Our internal bioinformatics analysis of sequences indicates that these antibodies are diverse, falling into 26 distinct clades, or families, which bind to PD-1. Importantly, we have identified antibodies that appear to bind to PD-1 in a manner different from that of currently marketed anti-PD-1 antibodies, while retaining activity in cell-based assays. We believe that such differentiated antibodies might elicit desirable cellular immune responses among subsets of tumor-infiltrating lymphocytes (TILs) that differ from those observed with competitor antibodies against the same target. We are now in the process of more fully characterizing these antibodies using our proprietary human biopsy-based immuno-profiling platform. Our longer-term goal is to determine the utility these antibodies may have in treating different types of tumors than those treated by currently marketed drugs, as well as whether such antibodies may increase initial response rates among patients who fail other therapies. We have advanced six lead clones in our PD-1 program into pre-clinical characterization, four of which are now undergoing humanization. We anticipate that the humanization process will be completed by the end of the third quarter of 2015, which will enable initiation of cell line development for IND-enabling studies.

In our TIM-3 program, we have isolated 180 screening hits and have sequenced 88 TIM-3 binding antibodies to date, and our screening efforts are ongoing. Our bioinformatics analysis indicates desirable diversity, with the antibodies falling into 17 unique clades that bind to TIM-3. As with PD-1, we plan to apply our unique approach to cellular immune response profiling to further understand the utility of these different antibodies for modulation of different TILs. We anticipate nominating lead clones by the end of the third quarter 2015, and beginning the humanization process by the end of this year. We believe antibodies that block TIM-3 may potentiate anti-cancer immune responses, either as a monotherapy or in combination with other therapies, including other immune checkpoint-targeted drugs. We are also engaged in ongoing antibody screening in our LAG-3, OX40 and VISTA programs. Using human biopsy samples, we intend to validate antibody blocking effects against these targets, and then assess potential monotherapy or combination therapy regimens using our proprietary antibodies.

In addition to the progress in our laboratories, we are pleased to report positive developments in our collaboration efforts during the past year. In December 2014, we entered into an oncology-focused collaboration with Merck. In this collaboration, we are applying our Human Approach immune profiling technology to colorectal cancer patient tissue samples to characterize cellular responses to immuno-oncology therapies that Merck is developing. Merck is reimbursing us for collaboration research costs, and will make milestone payments to us upon the completion of specified objectives.

Our programs also have been recognized by the National Cancer Institute, which in September 2014 awarded us a Phase II Small Business Innovation Research contract. In conjunction with this program, earlier this year we established collaborations with Dr. Jedd Wolchok’s laboratory at Memorial Sloan-Kettering Cancer Center and Dr. Douglas Kwon’s laboratory at Massachusetts General Hospital. Both of these investigators are recognized experts in the fields of immuno-oncology and mucosal and viral immunology, respectively. In these collaborations, we are developing an advanced, automated immuno-oncology profiling system to be deployed at each of these institutions. We believe this system will help to expand and develop our translational and clinical sciences capabilities, and will provide additional opportunities for our pipeline.

In March 2015, we relocated to over 16,000 square feet of newly built-out laboratory and office space in Cambridge, Massachusetts, which will allow us to increase our R&D capacity. In June 2015, we announced the addition of two leaders in the fields of cancer drug development, tumor biology and cancer immunotherapy to our Scientific Advisory Board --- Giulio Draetta, M.D., Ph.D., Director of the Institute for Applied Cancer Science at M.D. Anderson Cancer Center, and Kai Wucherpfennig, M.D., Ph.D., Professor and Co-Chair of the Department of Cancer Immunology and AIDS at Dana-Farber Cancer Institute. Dr. Draetta has also held various positions of leadership within the biopharmaceutical industry, including serving as Merck Research Laboratories’ Vice President and Worldwide Basic Franchise Head of Oncology. Dr. Wucherpfennig has received numerous awards and recognition for his research contributions in the field of T cell biology, and is an industry-recognized expert in novel immunotherapy development. Dr. Draetta and Dr. Wucherpfennig will provide critical guidance to us as we engage with corporate partners and further develop our platform and immunotherapy candidates. At the end of 2014, we also added two independent members to our board of directors --- Paul J. Sekhri, President and CEO of Lycera Corporation, and Robert L. Van Nostrand, former Chief Financial Officer of OSI Pharmaceuticals. Both of these directors bring broad experience in the life sciences industry to our board. In addition, over the last year we have supplemented our management team with seasoned executives in the fields of translational and clinical science, finance and accounting, legal and intellectual property.

As we look to the future, we are excited to be developing what we believe is a truly transformational technology platform, on which we are advancing multiple candidates in our pipeline toward the clinic. Our near-term business objectives remain the advancement of our internal pipeline, as well as the establishment of one or more collaborations aimed at joint product discovery and development programs.

The past year has been an important period of accomplishment for Enumeral, and we look forward to reporting to you on our continuing progress in the months ahead. Thank you for your continued support of our company.

Sincerely,

Arthur H. Tinkelenberg, Ph.D. President and Chief Executive Officer	John J. Rydzewski Executive Chairman